EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2022. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Dec 2022 £m

Equity
Ordinary shareholders’ equity	34,709
Other equity instruments	4,268
Non-controlling interests	82
Total equity	39,059

Indebtedness
Subordinated liabilities	6,593
Debt securities
Debt securities in issue	49,056
Liabilities designated at fair value through profit or loss	5,159
Total debt securities	54,215
Total indebtedness	60,808

Total capitalisation and indebtedness	99,867
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2022, all indebtedness was unsecured except for £17.0 billion of securitisation notes and covered bonds and £1.3 billion of debt securities issued by the Group’s asset-backed conduits.
On 17 January 2023 the Bank issued £750 million of Additional Tier 1 securities, accounted for as other equity instruments.
Other than the redemption of £57 million of undated subordinated liabilities on 10 February 2023, there have been no issuances or redemptions of subordinated liabilities since 31 December 2022.
There has been no material change in the information set forth in the table above since 31 December 2022.